MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017 AND 2016

Dated: November 9, 2017

2488 Dunwin Drive
Mississauga, Ontario, L5L 1J9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

All references in this management’s discussion and analysis, or MD&A to “the Company”, “Trillium”, “we”, “us”, or “our” refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated or the context requires otherwise.

The following MD&A is prepared as of November 9, 2017 for Trillium Therapeutics Inc. for the nine months ended September 30, 2017 and 2016, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2017 and 2016, and the annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2016 and 2015, which have been prepared by management in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. Our IFRS accounting policies are set out in note 3 of the annual audited consolidated financial statements for the years ended December 31, 2016 and 2015. All amounts are in thousands of Canadian dollars, except share amounts and unless otherwise indicated. References to “U.S. $” are to United States dollars.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	our expected future loss and accumulated deficit levels;
•	our projected financial position and estimated cash burn rate;
•	our expectations about the timing of achieving milestones and the cost of our development programs;
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our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells, or RBCs compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;

•	our requirements for, and the ability to obtain, future funding on favorable terms or at all;
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our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;

•	our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;
•	our expectations about the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov Pharma Inc., or Fluorinov;
•	our ability to generate future product development programs with improved pharmacological properties and acceptable safety profiles using Fluorinov technology;
•	our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound will be achieved;
•	our expectations of the final quantum and form of any future contingent milestone payments related to the Fluorinov acquisition;
•

our expectations of the ability to secure the requisite approvals (including approvals from the Toronto Stock Exchange, or TSX, and the NASDAQ Stock Market, or NASDAQ) with respect to the issuance of any common shares in satisfaction of future milestone payments;

•	our expectations about our products’ safety and efficacy;
•	our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;
•	our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
•	our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

•	our strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;
•	our plans to market, sell and distribute our products and technologies;
•	our expectations regarding the acceptance of our products and technologies by the market;
•	our ability to retain and access appropriate staff, management and expert advisers;
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our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and

•	our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. In evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in this MD&A. Some of these risks and assumptions include, among others:

•	substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;
•	uncertainty as to our ability to raise additional funding to support operations;
•	our ability to generate product revenue to maintain our operations without additional funding;
•	the risks associated with the development of our product candidates which are at early stages of development;
•	reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;
•	our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;
•	risks related to filing Investigational New Drug applications, or INDs, to commence clinical trials and to continue clinical trials if approved;
•	the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
•	competition from other biotechnology and pharmaceutical companies;
•	our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;
•	our ability to fully realize the benefits of acquisitions;
•	our ability to adequately protect our intellectual property and trade secrets;
•	our ability to source and maintain licenses from third-party owners;
•	the risk of patent-related litigation; and
•	our expectations regarding our status as a passive foreign investment company, or PFIC,

all as further and more fully described under the heading “Risk Factors” in this MD&A.

Although the forward-looking statements contained in this MD&A are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this MD&A and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

BUSINESS

Overview

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human signal regulatory protein alpha, or SIRPα, linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Two Phase I clinical trials evaluating TTI-621 are ongoing. A second SIRPαFc fusion protein, TTI-622, is in preclinical development. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties from validated drugs and drug candidates. Stemming from this platform are two preclinical programs: an epidermal growth factor receptor, or EGFR antagonist with increased uptake and retention in the brain and an orally-available bromodomain inhibitor. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Our Strategy

Our goal is to become a leading innovator in the field of oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system.

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Rapidly advance the clinical development of TTI-621. We are enrolling patients with advanced hematologic malignancies in the Phase Ib expansion phase of our first-in-human clinical trial of TTI-621 administered by intravenous infusion. We are also enrolling patients in our second Phase I clinical trial with intratumoral injection of TTI-621 in percutaneously accessible solid tumors and mycosis fungoides/Sézary syndrome.

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Expand our TTI-621 clinical program to include additional cancer indications. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe SIRPαFc has potential to be effective in a variety of cancers. Our clinical development plans include a broad approach for the treatment of hematological malignancies, where we hope to identify one or more indications where TTI-621 may provide clinical benefit and then move rapidly to focused development programs for those indications. We have also expanded our trial to include combination treatment cohorts. We have employed a more targeted approach with solid tumors, focusing on intratumoral injection. We continue our preclinical and translational work to select additional, high potential cancer indications and identify promising combinations.

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Maximize value of SIRPαFc through advancement of TTI-622. We plan to file an IND in the second half of 2017 to advance our second SIRPαFc protein into clinical studies. We plan to develop TTI-622 for combination therapy treatment where we believe it may have an advantage over competing IgG4-based antibodies due to its expected lack of RBC binding.

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Build a pipeline of novel oncology products using our proprietary medicinal chemistry platform. We have several preclinical and discovery stage assets developed using our proprietary fluorine chemistry platform. We plan to advance these novel oncology products for internal development or out-license.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Our Product Candidates

SIRPαFc

Blocking the CD47 “do not eat” signal using a SIRPαFc decoy receptor

The immune system is the body’s mechanism to identify and eliminate pathogens, and can be divided into the innate immune system and the adaptive immune system. The innate immune system is the body’s first line of defense to identify and eliminate pathogens and consists of proteins and cells, such as macrophages, that identify and provide an immediate response to pathogens. The adaptive immune system is activated by, and adapts to, pathogens, creating a targeted and durable response. Cancer cells often have the ability to reduce the immune system’s ability to recognize and destroy them.

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. Macrophage activity is controlled by both positive “eat” and negative “do not eat” signals. Recently, a role for macrophages in the control of tumors has been described. Tumor cells may express “eat” signals (e.g., calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a “do not eat” signal by binding SIRPα on the surface of macrophages. We believe that the higher expression of CD47 on the tumor cell helps it evade destruction by the macrophage by overwhelming any activating “eat” signals.

Our lead program, TTI-621, is a novel SIRPαFc fusion protein that harnesses the innate immune system by blocking the activity of CD47. TTI-621 is a protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic “eat” signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. A second SIRPαFc fusion protein, TTI-622, is also in preclinical development. TTI-622 consists of the same CD47-binding domain of human SIRPα and is linked to the Fc region of IgG4. The IgG4 Fc region of TTI-622 is expected to have a decreased ability to engage activating Fc receptors compared to an IgG1 Fc.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T cells. Thus it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T cell response in immune-competent mice. In 2016, we presented data demonstrating that TTI-621 can augment antigen-specific T cell responses in vitro. CD47 blockade has also been reported to promote tumor-specific T cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

The figure below illustrates how SIRPαFc blocks the CD47 “do not eat” signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis, increased antigen presentation and enhanced T cell responses.

By inhibiting the CD47 “do not eat” signal, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We believe that SIRPαFc has broad clinical potential in both hematological and solid tumors. High expression of the CD47 “do not eat” signal on tumor cells has been observed in acute myeloid leukemia, or AML, myelodysplastic syndrome, or MDS, chronic myeloid leukemia, or CML, acute lymphoblastic leukemia, or ALL, diffuse large B cell lymphoma, or DLBCL, chronic lymphocytic leukemia, or CLL, follicular lymphoma, mantle cell lymphoma, marginal zone lymphoma, multiple myeloma and in solid tumors including: bladder, brain, breast, colon, leiomyosarcoma, liver, melanoma, ovarian and prostate. In a number of these cancers high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival. In normal karyotype AML patients, for example, high CD47 expression was correlated with worse event-free survival (6.8 vs. 17.1 months) and worse overall survival (9.1 vs. 22.1 months) compared to low CD47 expression. These data are consistent with CD47 providing a survival advantage to tumor cells.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

In vitro studies with primary tumor samples obtained from AML, MDS, multiple myeloma, B cell-ALL and T cell-ALL demonstrated that SIRPαFc frequently triggered significant macrophage-mediated tumor cell phagocytosis compared to control treatment. Similar results were observed with tumor cell lines established from patients with B cell lymphoma and CML.

In vivo studies have demonstrated that TTI-621 exhibits anti-tumor activity in xenograft models of AML, Burkitt lymphoma and DLBCL. These results are supported by numerous studies demonstrating that antibody blockade of CD47 has activity against a range of tumor xenografts.

SIRPαFc Key Attributes

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Potential efficacy in a broad range of cancers. SIRPαFc blocks the tumor’s ability to transmit a “do not eat” signal allowing macrophages to destroy tumor cells; a mechanism that we believe could have broad applicability.

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Potential for use as a monotherapy and in combination with other therapies. We intend to develop our products as monotherapies as well as potentially for use in combination with other cancer immuno- therapies.

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May enhance both innate and adaptive immune response. SIRPαFc may enhance stimulation of tumor attacking T cells since macrophages, in addition to their role in phagocytosis, can also prime T cells through antigen presentation.

SIRPαFc Clinical Development – TTI-621

We are enrolling patients with advanced hematologic malignancies in a Phase Ib clinical trial. This two-part clinical trial was designed as a multi-center, open-label Phase Ia/Ib trial, evaluating TTI-621 as a single agent in patients with relapsed or refractory hematologic malignancies. During the dose escalation phase the safety, tolerability, pharmacokinetics and pharmacodynamics were characterized to determine the optimal dose for subsequent enrollment in the expansion phase. To characterize potential changes in hematologic parameters that might occur with blockade of CD47, the dose escalation portion of the Phase I trial included lymphoma patients with relatively normal hematologic parameters and acceptable marrow function. In November 2016, a reasonably well-tolerated dose and schedule of SIRPαFc was established in the dose escalation phase, and now, safety and antitumor activity are being examined in expansion cohorts with advanced hematologic malignancies including indolent B cell lymphoma, aggressive B cell lymphoma, T cell lymphoma, Hodgkin lymphoma, CLL, multiple myeloma, AML, B cell-ALL, T cell-ALL, MDS and myeloproliferative neoplasms. We also have a solid tumor cohort of small cell lung cancer patients being treated with monotherapy. In two combination drug cohorts, TTI-621 is being administered in combination with rituximab for patients with CD20-positive lymphomas, and in combination with the PD-1 checkpoint inhibitor nivolumab in patients with Hodgkin lymphoma.

In the dose escalation phase of the systemic TTI-621 clinical trial, we observed preliminary evidence of anti-tumor activity and achieved a well-tolerated dose of 0.2 mg/kg/week that was associated with predictable, transient thrombocytopenia - consistent with augmented systemic phagocytosis. At this dose level, we believe we obtained CD47 receptor occupancy in circulating leukocytes and elevations in macrophage-associated cytokines that are both associated with high phagocytosis of tumor targets in vitro. We also observed decreasing tumor volume and/or reduced metabolic activity over extended intervals of continued dosing in several patients. Recent pharmacokinetic and pharmacodynamic data from patients having received multiple weekly infusions of TTI-621 suggest that repeat dosing of TTI-621 is able to overcome the CD47 antigen sink and achieve circulating drug concentrations that are associated with biological activity in preclinical studies. After six weeks of treatment, the terminal serum half-life of TTI-621 is significantly increased compared to the first infusion and is accompanied by an increase in circulating drug levels and target receptor occupancy, including occupancy of CD47 on circulating leukemic blast cells. The transient decrease in platelets observed immediately following TTI-621 exposure was attenuated in most patients receiving multiple infusions. Overall, these latest results suggest that we overcome the platelet antigen sink and achieve meaningful TTI-621 exposure while maintaining acceptable platelet counts. Building on the observation of good overall tolerability associated with attenuated thrombocytopenia over successive weekly doses of TTI-621, we amended the trial in the second quarter of 2017 to allow dose intensification in 0.1 mg/kg increments to a maximum of 0.5 mg/kg.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

In our second multi-center, open-label Phase I trial, TTI-621 is being delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. Patients are being enrolled in sequential dose cohorts to receive intratumoral injections of TTI-621 that increase in dose and dosing frequency to characterize safety, pharmacokinetics, pharmacodynamics and preliminary evidence of antitumor activity. In addition, detailed evaluation of serial, on-treatment tumor biopsies of both injected and non-injected cancer lesions will help characterize tumor microenvironment changes anticipated with CD47 blockade. We believe the study of TTI-621 delivered by intratumoral injections could lead to a more thorough understanding of its mechanism of action and could provide insight into the tumor micro-environment before, during and after treatment with TTI-621.

SIRPαFc Clinical Development – TTI-622

A second SIRPαFc fusion protein, TTI-622, is in preclinical development. TTI-622 consists of the same extracellular CD47-binding domain of human SIRPα as TTI-621 but has a different Fc region (IgG4 Fc instead of IgG1 Fc) and is thus anticipated to have a different pharmacologic profile and enable greater exposures in patients than TTI-621. TTI-622 does not bind RBCs, like TTI-621, and we believe that this property could give TTI-622 best-in-class status among IgG4-based blocking agents currently in development. We plan to submit an IND for TTI-622 in the second half of 2017 and begin recruiting patients into a Phase I clinical trial in early 2018, with the goal of rapidly advancing this agent into combination studies.

SIRPαFc Competition

There are a number of companies developing blocking agents to the CD47-SIRPα axis, which can be broadly classified into four groups:

•	CD47-specific antibodies: Forty-Seven Inc. (Phase I), Celgene Corporation (Phase I), Surface Oncology (preclinical) and Tioma Therapeutics (preclinical)
•	CD47 bispecific antibodies: Novimmune SA (CD47/CD19 bispecific antibody, preclinical)
•	Mutated high affinity SIRPαFc: Alexo Therapeutics (Phase I)
•	SIRPα-specific antibody: OSE Immunotherapeutics (preclinical)

We believe that our SIRPαFc fusion proteins have several advantages over competitor products, which are summarized in the table below.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Competitor Class	Potential Advantages of Trillium’s SIRPαFcs
CD47-specific antibody	Trillium’s SIRPαFcs do not bind RBCs.

IgG1 isotype of TTI-621 may confer greater potency than IgG4-based antibodies.

CD47 bispecific antibody	Bispecific is limited to tumors that express both target antigens. SIRPαFc may have more broad applicability.

Mutated high affinity SIRPαFc (inactive Fc)	Our SIRPαFcs do not bind RBCs.

Our SIRPαFc fusion proteins, which are based on wild type sequences, are less likely to be immunogenic than mutated SIRPα.

IgG1 isotype of TTI-621 and IgG4 isotype of TTI-622 may confer greater potency than mutated SIRPα linked to an inactive Fc.

SIRPα-specific antibody	SIRPα-specific antibodies bind macrophages and generally do not bind tumors. We believe that targeting the tumor cell directly using SIRPαFc is more likely to generate effective anti-tumor responses.

We have demonstrated that our SIRPαFc fusion proteins exhibit minimal binding to RBCs in contrast to CD47-specific antibodies and a mutated high affinity SIRPαFc. We believe that this property confers several possible advantages including avoidance of drug-induced anemia, avoidance of the “antigen sink effect” (i.e., removal of drug from circulation by RBCs) and non-interference with laboratory blood typing tests. It should be noted that TTI-622 shares the same CD47-binding domain as TTI-621 and preclinical studies have shown that it also exhibits minimal binding to human RBCs. Thus, we anticipate that TTI-622, like TTI-621, will not induce anemia in patients.

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity, and possibly T cell responses, could be synergistic with other immune-mediated therapies. Published studies conducted by third parties provide evidence that SIRPαFc may be useful in combination with approved anti-cancer antibodies (e.g. Rituxan®, Herceptin®, Campath®, and Erbitux®). Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative “do not eat” CD47 signal that tumor cells deliver to macrophages. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T cells.

Fluorine Chemistry Platform

Our medicinal chemistry platform uses proprietary fluorine-based chemistry to modify specific properties of validated drug candidates to yield new chemical entities. We believe the potency and/or safety of both existing pharmacophores and historically inaccessible chemical structures may be enhanced using our technology. This chemistry platform has been utilized to establish two preclinical programs, an EGFR inhibitor and a bromodomain and extra-terminal, or BET bromodomain inhibitor, and a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

EGFR Inhibitor (TTI-2341)

A combination of molecular design, novel fluorine-based chemical synthesis, and extensive biological testing led to the identification of TTI-2341, a novel brain-penetrant, second generation, covalent EGFR inhibitor. EGFR is a validated drug target in oncology but the use of EGFR inhibitors has been limited by two factors. First, toxicities can arise from indiscriminate reactivity with off-target proteins. Second, the low central nervous system, or CNS penetration of existing EGFR inhibitors limits their use for CNS indications such as glioblastoma multiforme and brain metastasis from lung cancer. The incorporation of fluorine into small molecules is known to minimize the formation of highly reactive metabolites and improve blood brain barrier, or BBB penetration and thus this strategy has the potential to overcome the major limitations of existing EGFR inhibitors.

We have benchmarked TTI-2341 against a second- and third-generation EGFR inhibitor (both approved for the treatment of non-small cell lung cancer). This comparison included measurements of BBB penetration, as well as retention and the ratio of free to bound drug in the brain. Based on our preclinical results, we plan to continue to pursue internal development of TTI-2341 for the treatment of brain cancers and brain metastases while undertaking partnering discussions in parallel.

BET Bromodomain Inhibitor (TTI-281)

Bromodomains recognize and bind to DNA-associated proteins that have been epigenetically modified. These “epigenetic readers” act as scaffolds for the recruitment of proteins involved in the initiation of gene expression. Bromodomain-containing proteins regulate genes that play roles in proliferation, cell cycle progression and apoptosis. Members of the BET subfamily have been implicated in controlling the transcription of c-Myc, a proto-oncogene that contributes to the pathogenesis of many cancers but has proven to be difficult to target pharmacologically.

TTI-281 selectively binds the BET proteins BRD2, BRD3 and BRD4 and is two- to six-fold more potent than a leading bromodomain inhibitor. It is strongly cytotoxic to AML cells but not to normal hematopoietic cells, and reversibly suppresses the expression of c-Myc. TTI-281 has demonstrated oral efficacy in xenograft models of human leukemia and myeloma. We have completed our planned preclinical development program for TTI-281. We believe that TTI-281 represents a unique opportunity to reduce the expression of c-Myc, and are seeking a partner for further development of TTI-281.

Other Developments

Acquisition of Fluorinov

On January 26, 2016, we acquired all the outstanding shares of Fluorinov, a privately-held oncology company that has developed a proprietary medicinal chemistry platform using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy. We expect Fluorinov’s fluorine-based chemistry platform will provide us with an internal drug discovery engine. Fluorinov’s preclinical pipeline of oncology assets included potent, orally-available, bromodomain and proteasome inhibitors, and EGFR antagonists with increased uptake in the brain.

We anticipate that future cancer treatments will be dominated by combination therapies that may often involve combining biologics and small molecules. The acquisition of our own small molecule platform with opportunity for oral drug delivery may provide us with new drug candidates that we may either develop in-house or out-license. According to Wang et al. Chem Rev. 2014, 114 (4), approximately 25% of all marketed drugs contain fluorine. The benefits of fluorine include blocking sites of metabolism to increase drug half-life and reduce toxicity, lipophilicity that improves oral absorption and BBB penetration, and electronegativity that alters chemical properties to improve binding and potency. We believe that the Fluorinov acquisition reduces the risks to which we are subject and diversifies us for the longer term.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

The upfront consideration for Fluorinov was $10,000 less the working capital deficiency of $134. We may also incur up to $35,000 of future payments contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by us as of the acquisition date was $1,750 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. We also have an obligation to pay royalty payments on future sales of such compounds.

At our discretion, up to 50% of the future contingent payments can be satisfied through the issuance of our common shares, provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from our board of directors and receipt of any requisite approvals under the applicable rules of the TSX and NASDAQ. We have also committed to use commercially reasonable efforts to monetize Fluorinov’s CNS assets and share 50% of the net proceeds with Fluorinov shareholders.

The acquisition of Fluorinov was considered a related party transaction as two of our directors were determined to be related parties of Fluorinov. One director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, we determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

Collaboration with University Health Network and the Hospital for Sick Children

We entered into a collaboration agreement with University Health Network, or UHN, and the Hospital for Sick Children, or HSC, to fund and undertake a research program entitled “SIRPαFc: Translating Genomics Research Into a Novel Cancer Immunotherapy.” This project was approved for funding by Genome Canada under the Genomic Applications Partnership Program. In addition, The Ontario Ministry of Research and Innovation is supporting the project with a grant matching Genome Canada’s contribution, providing the collaboration with a 3-year budget of approximately $3,400. This matching funding is allowing us to expand our translational research efforts, focusing primarily on AML. Our contribution to the overall budget of this program is $886 in cash and $478 in kind over three years.

Plan of Operations

Our primary focus is the advancement of our Phase I clinical trial of SIRPαFc in patients with advanced hematologic malignancies and our Phase I clinical trial in patients with relapsed and refractory, percutaneously-accessible cancers to identify one or more cohorts of patients that respond to TTI-621 treatment. We plan further focused clinical development of promising indications. We continue to advance our combination treatment strategy adding two combination treatment cohorts to our systemic TTI-621 clinical trial and our TTI-622 IND filing is on track.

We continue to advance our small molecule program in internal development and pursue out-licensing activities.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect on our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2017 and 2016

Overview

Since inception, we have incurred losses while advancing the research and development of our products. Net loss for the nine months ended September 30, 2017 of $34,430 was higher than the loss of $22,709 for the nine months ended September 30, 2016. The net loss was higher due mainly to higher research and development expenses of $6,797 with two active Phase I trials for TTI-621 and manufacturing expenses for TTI-622 in 2017, the recognition of a deferred tax recovery in the nine months ended September 30, 2016 related to the acquisition of Fluorinov of $3,690, and a higher net foreign currency loss of $1,819.

Net loss for the three months ended September 30, 2017 of $11,337 was higher than the loss of $7,902 for the three months ended September 30, 2016 due mainly to higher research and development expenses of $555 with two active Phase I trials for TTI-621 and manufacturing expenses for TTI-622 in 2017, and a higher net foreign currency loss of $3,070.

Research and Development

Research and development expenses by program for the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

SIRPαFc	6,446	5,446	22,049	15,200
Small molecule programs	1,827	2,272	5,236	5,294
Other	2	2	39	33
Total(1)	8,275	7,720	27,324	20,527

Note:
(1)	Research and development expenditures in the above table include all direct and indirect costs for the programs, personnel costs, intellectual property, amortization, share-based compensation and research and development overhead, and is net of government assistance. Research and development overhead costs have been allocated to the programs based mainly on personnel time spent on the programs.

During 2017 and 2016, most of our resources were focused on the development of our SIRPαFc program. For the nine months ended September 30, 2017, SIRPαFc research and development costs were higher than the same period in the prior year due mainly to costs related to the Phase I clinical trials, higher staffing, and increased manufacturing costs. Small molecule program expenses are comparable to the prior year period. Included in the small molecule program expenses for the nine months ended September 30, 2017 and 2016 was amortization of intangible assets acquired of $2,895 and $2,625, respectively.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Components of research and development expenses for the three months ended September 30, 2017 and 2016 were as follows:

	2017	2016
	$	$

Research and development programs excluding the below items	4,754	4,284
Salaries, fees and short-term benefits	1,829	1,481
Share-based compensation	574	902
Amortization of intangible assets	965	965
Depreciation of property and equipment	202	197
Tax credits	(49)	(109)
	8,275	7,720

Components of research and development expenses for the nine months ended September 30, 2017 and 2016 were as follows:

	2017	2016
	$	$

Research and development programs excluding the below items	16,590	10,842
Salaries, fees and short-term benefits	5,294	4,472
Share-based compensation	2,198	2,252
Amortization of intangible assets	2,895	2,719
Change in fair value of contingent consideration	(146)	-
Depreciation of property and equipment	606	408
Tax credits	(113)	(166)
	27,324	20,527

The increase in research and development program expenses for the three months ended September 30, 2017 compared to the same period last year was due mainly to an increase in SIRPαFc clinical trial costs of $1,406, which was partially offset by lower SIRPαFc manufacturing costs of $242 and lower spending related to the bromodomain inhibitor and EGFR inhibitor programs of $740. Salaries, fees and short-term benefits increased in the three months ended September 30, 2017 due to higher staffing and salaries compared to the same period in 2016. Share-based compensation costs decreased in the current period due to the timing of vesting of stock options. Amortization of intangible assets and depreciation of property and equipment were comparable to the prior year period.

The increase in research and development program expenses for the nine months ended September 30, 2017 over the same period last year was due mainly to an increase in SIRPαFc clinical trial costs of $5,904 and higher SIRPαFc manufacturing costs of $984, partially offset by lower small molecule program expenses. Salaries, fees and short-term benefits increased in the nine months ended September 30, 2017 due to higher staffing and salaries compared to the same period in 2016. Share-based compensation was comparable to the prior year period. Amortization of intangible assets increased due mainly to $270 of additional expense for the nine months ended September 30, 2017 related to the acquired Fluorinov intellectual property. The fair value measurement of contingent consideration relating to the acquisition of Fluorinov recognized a reduction in the time estimate and increased risk of reaching the potential milestones, and resulted in an expense reversal of $146 in the nine months ended September 30, 2017. Depreciation of property and equipment increased in the nine months ended September 30, 2017 due mainly to leasehold improvements and lab equipment purchased in 2016 for our new leased facility.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

General and Administrative

Components of general and administrative expenses for the three months ended September 30, 2017 and 2016 were as follows:

	2017	2016
	$	$

General and administrative expenses excluding the below items	326	438
Salaries, fees and short-term benefits	514	455
Change in fair value of deferred share units	53	-
Share-based compensation	76	138
	969	1,031

Components of general and administrative expenses for the nine months ended September 30, 2017 and 2016 were as follows:

	2017	2016
	$	$

General and administrative expenses excluding the below items	1,062	1,361
Salaries, fees and short-term benefits	1,435	1,300
Change in fair value of deferred share units	(144)	-
Share-based compensation	254	355
	2,607	3,016

General and administrative expenses for the three months ended September 30, 2017 of $326, salaries, fees and short-term benefits, and share-based compensation expenses were comparable to the prior year period. The change in the fair value of deferred share units, or DSUs reflected a lower common share price at September 30, 2017 relative to the beginning of the quarter and there were no cash-settled DSUs in the prior year period.

General and administrative expenses for the nine months ended September 30, 2017 of $1,062 were lower due mainly to higher professional fees incurred during the comparable period in 2016 relating to the acquisition of Fluorinov. Salaries, fees and short-term benefits increased in the nine months ended September 30, 2017 compared to the same period in the prior year due mainly to higher administrative staffing. The change in the fair value of the liability related to DSUs reflected a higher common share price at September 30, 2017 relative to the beginning of the year and there were no cash-settled DSUs in the prior year period.

Finance income and costs, foreign exchange gains and losses, and income taxes

Finance income for the three and nine months ended September 30, 2017 were higher than the prior year comparable periods due mainly to higher cash and marketable security balances, and higher investment yields. Finance costs for the three and nine months ended September 30, 2017 were comparable to the prior year periods.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Net foreign exchange loss for the three and nine months ended September 30, 2017 of $2,303 and $4,909, respectively, reflected a strengthening of the Canadian dollar versus the U.S. dollar while holding net U.S. dollar denominated assets.

We recorded a deferred tax recovery in the nine months ended September 30, 2016 related to the acquisition of Fluorinov of $3,690. There was no comparable amount in 2017.

Liquidity and Capital Resources

Cash, working capital, and debt

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment. Our primary capital needs are for funds to support our scientific research and development activities including staffing, facilities, manufacturing, preclinical studies and clinical trials, administrative costs and for working capital.

We have experienced operating losses and cash outflows from operations since incorporation, will require ongoing financing in order to continue our research and development activities and we have not earned significant revenue or reached successful commercialization of our products. Our future operations are dependent upon our ability to finance our cash requirements which will allow us to continue our research and development activities and the commercialization of our products. There can be no assurance that we will be successful in continuing to finance our operations.

In June 2017, we completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, we sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

The Series II Non-Voting Convertible First Preferred Shares sold in the offering are non-voting and are convertible into common shares, on a one-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. Holders may not convert Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the TSX, and (iii) above 19.99%, subject to approval by the TSX and shareholder approval.

In connection with the acquisition of Series II First Preferred Shares in this offering at the public offering price by an existing institutional shareholder, we entered into an investment agreement with such shareholder. The investment agreement provides this shareholder the right, but not the obligation, for so long as it beneficially owns at least 10% of the adjusted share capital of the Company, calculated on a fully-diluted basis, to nominate one person for election to our board of directors, subject to meeting applicable legal and stock exchange requirements and we have the obligation to appoint such director, whose term will run until the next annual meeting of shareholders. Thereafter, we are required to nominate such director to be a director at any meeting of shareholders called for the purposes of electing directors and to use commercially reasonable efforts to ensure that such director is elected to the board of directors, including soliciting proxies in support of his or her election and taking the same actions taken by us to ensure the election of the other nominees selected by the board of directors for election to the board of directors. In addition, until such time as the existing shareholder exercises its right to nominate a member of our board of directors, and so long as the existing shareholder’s nominee is not an employee, officer, director or limited partner of such shareholder, then such shareholder shall have the right, but not the obligation, to appoint an observer to our board of directors, who must be an employee, officer or director of such shareholder. The observer will have the right to receive notice of and attend the meetings of the board of directors, and will have the right to address the board of directors at any of its meetings, but will not have any right to vote at any meeting of the board of directors. In addition, we have agreed to provide this existing shareholder with certain registration rights in the event that such shareholder and its joint actors are deemed to be “affiliates” for purposes of applicable U.S. securities laws.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Our cash and cash equivalents and marketable securities, and working capital at September 30, 2017 were $64,297 and $55,240, respectively, compared to $50,473 and $45,486, respectively, at December 31, 2016. The increase in cash and cash equivalents, marketable securities, and working capital was due mainly to the June 2017 financing raising net proceeds of $38,991 partially offset by cash used in operations of approximately $20,448 and an unrealized foreign exchange loss of $4,514. Accounts payable and accrued liabilities as at September 30, 2017 of $9,946 were higher than the balance of $5,513 at December 31, 2016 due mainly to timing of payments related to clinical trials and manufacturing activities.

We are indebted to the Federal Economic Development Agency for Southern Ontario, or FedDev under a non-interest bearing contribution agreement and are making monthly repayments of $10 through November 2019. As at September 30, 2017 and December 31, 2016, the balance repayable was $240 and $335, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at September 30, 2017 and December 31, 2016, we had a deferred lease inducement of $415 and $438, respectively, for our facility lease. The inducement benefit is being recognized over the expected term of the lease. As at September 30, 2017 and December 31, 2016, we had a long-term liability of $1,813 and $1,959, respectively, related to contingent consideration on the acquisition of Fluorinov. For the nine months ended September 30, 2017, the remeasurement of the fair value of the contingent consideration recognized a reduction in the time estimate and increased risk of reaching the potential milestones, resulting in a net gain of $146 which is included in research and development expenses.

Cash flows from operating activities

Cash used in operating activities increased to $20,448 for the nine months ended September 30, 2017, compared to $16,233 for the nine months ended September 30, 2016, due mainly to higher research and development expenses, partially offset by a higher accounts payable balance.

Cash flows from investing activities

Cash used in investing activities totaled $39,165 for the nine months ended September 30, 2017, compared to $12,315 for the nine months ended September 30, 2016. The increase was due mainly to the purchase of marketable securities in the current period. For the nine months ended September 30, 2016, investing activities related to the purchase of Fluorinov and capital purchases related to our new laboratory and office facilities.

Cash flows from financing activities

Cash provided by financing activities totaled $38,894 for the nine months ended September 30, 2017, compared to cash used of $22 for the nine months ended September 30, 2016. The increase for the nine months ended September 30, 2017 was due mainly to the June 2017 financing.

Contractual Obligations and Contingencies

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

Under the license agreement for SIRPαFc, we have future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in Phase II and III clinical trials respectively, and regulatory milestones on their first achievement totaling $5,000. We are also required to pay 20% of any sublicensing revenues to the licensors on the first $50,000 of sublicensing revenues, and pay 15% of any sublicensing revenues to the licensors after the first $50,000 of sublicensing revenue received.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Under two agreements with Catalent pursuant to which we acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs, we have future contingent milestones on pre-marketing approval of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750 for each agreement.

In connection with our acquisition of all the outstanding shares of Fluorinov, we are obligated to pay up to $35,000 of additional future payments that are contingent on us achieving certain clinical and regulatory milestones with an existing Fluorinov compound. We will also have an obligation to pay royalty payments on future sales of such compounds.

We periodically enter into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on our behalf. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in our consolidated financial statements with respect to these indemnification obligations.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at September 30, 2017:

		Payment due by period
		Less than	1 to 3	3 to 5	More than
Contractual Obligations(1)(2)	Total	1 year	years	years	5 years
Long-Term Debt Obligations(3)	$240	$115	$125	$-	$-
Operating Lease Obligations(4)	2,090	238	499	517	836
Purchase Obligations(5)	9,801	4,942	4,820	39	-
Other Long-Term Liabilities
Reflected on our Balance Sheet(6)	2,125	312	-	1,360	453
	$14,256	$5,607	$5,444	$1,916	$1,289

Notes:
(1)

Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at September 30, 2017. Annual technology license fees currently approximating $50 are not included in the above table.

(2)	Contingent milestones under the UHN license agreement and the Catalent expression system agreements are not included in the above table.
(3)	Amounts due to FedDev repayable in equal monthly installments of $10 through November 2019.
(4)	Includes operating lease obligations for laboratory and office facilities.
(5)

Purchase obligations include all non-cancellable contracts, and all cancellable contracts with $100 or greater remaining committed at the period end including agreements related to the conduct of our TTI- 621 Phase I clinical trials, preclinical collaborations and manufacturing activities.

(6)	Includes $1,813 of contingent consideration related to potential future payments of up to $35,000 based on the achievement of clinical and regulatory milestones with an existing Fluorinov compound.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Description of Share Capital

The continuity of the number of our issued and outstanding common and preferred shares for the year ended December 31, 2016, the nine months ended September 30, 2017 and to the date of this MD&A is presented below:

	Number of Series I	Number of Series II	Number of
	Preferred Shares(1)	Preferred Shares(2)	Common Shares

Balance at December 31, 2015	53,788,579	1,077,605	7,796,137
Issued on exercise of warrants	-	-	30,301
Preferred shares converted to common shares	(562,388)	-	18,746
Balance at December 31, 2016	53,226,191	1,077,605	7,845,184
Issued in public offering	-	3,250,000	2,949,674
Balance at September 30, 2017	53,226,191	4,327,605	10,794,858
Preferred shares converted to common shares	(900,364)	(359,202)	389,214
Balance at the date of this MD&A	52,325,827	3,968,403	11,184,072

Notes:
(1)	Convertible at a ratio of 30 Series I Preferred Shares for one common share.
(2)	Convertible at a ratio of one Series II Preferred Share for one common share.

Share capital issued – for the nine months ended September 30, 2017

In June 2017, we completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, we sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, we amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by us). Pursuant to the amendment, each warrant, or Preferred Warrant, will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

Share capital issued – for the year ended December 31, 2016

During the year ended December 31, 2016, 30,301 common shares were issued on the exercise of 909,059 warrants for proceeds of $359.

During the year ended December 31, 2016, 562,388 Series I First Preferred Shares were converted into 18,746 common shares.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Warrants

The continuity of the number of issued and outstanding warrants for the year ended December 31, 2016, the nine months ended September 30, 2017 and to the date of this MD&A is presented below:

	Preferred	Common Share
	Warrants(1)	Warrants(2)

Balance at December 31, 2015	-	106,096,356
Exercised	-	(909,059)
Balance at December 31, 2016	-	105,187,297
Warrant amendment	1,190,476	(35,714,286)
Balance at September 30, 2017 and the date of this MD&A	1,190,476	69,473,011

Notes:

(1)	Preferred Warrants are exercisable at $8.40 per warrant for one common share or one Series II Preferred Share.
(2)	These warrants are exercisable at a ratio of 30 warrants for one common share.

The following table shows the number of common share purchase warrants outstanding, the exercise prices and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants at September 30, 2017:

			Number of	Exercise
			Common Shares	Price per
	Number of	Exercise	Issuable	Common Share
Expiry dates	Warrants	Price	on Exercise	(30 Warrants	)

March 2018	8,640,435	$0.40	288,014	$12.00
December 2018	60,832,576	$0.28	2,027,753	$8.40
	69,473,011		2,315,767

The following table shows the number of Preferred Warrants outstanding and their exercise price to acquire either one common share or one Series II Preferred Share at the option of the warrant holder at September 30, 2017:

	Number of
	Preferred	Exercise
Expiry date	Warrants	Price

December 2018	1,190,476	$8.40
	1,190,476

Stock Options

The 2016 Stock Option Plan was approved by our shareholders at the annual meeting held on May 27, 2016. Options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the 2016 Stock Option Plan is 1,894,501. As at September 30, 2017, we were entitled to issue an additional 523,597 stock options under the 2016 Stock Option Plan.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

The continuity of the number of issued and outstanding stock options for the year ended December 31, 2016, the nine months ended September 30, 2017 and to the date of this MD&A is presented below:

	Number of	Weighted Average
	Options	Exercise Price

Balance at December 31, 2015	927,834	$14.07
Granted	470,321	12.60
Forfeited	(12,500)	28.52
Expired	(5,418)	30.00
Balance at December 31, 2016	1,380,237	13.38
Granted	1,000	8.21
Forfeited	(10,000)	12.01
Expired	(333)	30.00
Balance at September 30, 2017	1,370,904	$13.38
Granted	118,500	8.31
Balance at the date of this MD&A	1,489,404	$12.97

Deferred Share Unit Plan

Our shareholders approved the 2014 Deferred Share Unit Plan, or the 2014 DSU Plan, on May 27, 2014 and the reservation for issuance of up to 66,667 common shares under the plan. DSUs granted under the 2014 DSU Plan were equity-settled. There were no DSUs issued during the year ended December 31, 2016. A total of 51,788 DSUs were outstanding under this plan as at December 31, 2016 and March 8, 2017.

The board of directors approved a new cash-settled DSU plan, or the Cash-Settled DSU Plan, on November 9, 2016 and granted 47,614 DSUs for the payment of directors’ fees that will ultimately be cash-settled. On March 9, 2017 the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash-Settled DSU Plan continues as our only DSU plan. The fair values of DSUs under this plan as at September 30, 2017 and December 31, 2016 were $632 and $362, respectively.

Fully Diluted Share Capital

The number of issued and outstanding common shares, Series I First Preferred Shares, Series II First Preferred Shares, warrants, stock options and DSUs on a fully converted basis as at September 30, 2017 was as follows:

Number of Common
Share Equivalents

Common shares	10,794,858
Series I First Preferred Shares	1,774,206
Series II First Preferred Shares	4,327,605
Warrants (exercisable for common shares)	2,315,767
Preferred Warrants (exercisable for common shares or Series II Preferred Shares)	1,190,476
Stock options	1,370,904
Total	21,773,816

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Selected Quarterly Financial Information

2017	Q3-2017 $	Q2-2017 $	Q1-2017 $
Revenue	-	-	-
Research and development expenses	8,275	8,851	10,199
General and administrative expenses	969	684	954
Net loss for the period	11,337	11,641	11,452
Basic and diluted net loss per share	1.05	1.33	1.46
Cash and cash equivalents and marketable securities	64,297	72,618	41,347

2016	Q4-2016 $	Q3-2016 $	Q2-2016 $	Q1-2016 $
Revenue	-	-	-	-
Research and development expenses	9,262	7,720	6,429	6,379
General and administrative expenses	917	1,031	947	1,038
Net loss for the period	9,023	7,902	7,603	7,205
Basic and diluted net loss per share	1.15	1.01	0.97	0.92
Cash and cash equivalents	50,473	55,550	60,070	65,844

2015	Q4-2015 $	Q3-2015 $	Q2-2015 $	Q1-2015 $
Revenue	-	-	-	-
Research and development expenses	4,366	4,955	4,713	4,016
General and administrative expenses	892	722	966	605
Net loss for the period	2,989	1,506	5,569	4,670
Basic and diluted net loss per share	0.40	0.21	0.80	0.98
Cash	86,771	89,083	89,545	25,702

Research and development expenses for 2015 included the costs for IND-enabling toxicology studies, preparing the IND submission and initiating the Phase I clinical trial for TTI-621. Research and development expenses increased in 2016 due to the costs of initiating two Phase I trials and the addition of Fluorinov product development. General and administrative costs for the second quarter of 2015 were higher than the first quarter of 2015 due mainly to the issuance of DSUs for director fees. The net loss for the third and fourth quarters of 2015 were lower due mainly to net foreign exchange gains of $4,019 and $2,163, respectively, that resulted mainly from holding U.S. dollar denominated cash with a strengthening U.S. dollar exchange rate. The net loss for the first quarter of 2016 was higher due mainly to a net foreign currency loss of $3,554 from holding U.S. dollar denominated cash with a depreciating U.S. dollar, the addition of intangible asset amortization in the amount of $693 on the acquisition of Fluorinov intangible assets and higher research and development spending. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3,690 where we released a portion of our income tax valuation adjustment to match a net deferred tax liability that was created on the acquisition of Fluorinov. The net losses for the third and fourth quarters of 2016 and the first and second quarters of 2017 were higher due to higher personnel costs, SIRPαFc clinical trial costs, and preclinical work on the bromodomain inhibitor and EGFR inhibitor programs. The net loss for the third quarter of 2017 reflected continued focus on the SIRPαFc development program, and lower small molecule expenses relative to the first and second quarters of 2017.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quantitative and Qualitative Disclosures About Market Risk

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect our assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 Quoted prices in active markets for identical instruments that are observable.

Level 2 Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We are a development stage company and are reliant on external fundraising to support our operations. Once funds have been raised, we manage our liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves our operating and capital budgets, as well as any material transactions not in the ordinary course of business.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Currency risk

We are exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at September 30, 2017 and December 31, 2016, we held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $45,048 and U.S. $30,247, respectively, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $5,719 and U.S. $2,419, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at September 30, 2017 and December 31, 2016 of $514 and $369, respectively.

U.S. dollar expenses for the nine months ended September 30, 2017 and 2016 were approximately U.S. $11,070 and U.S. $8,030, respectively. Varying the U.S. exchange rate for the nine months ended September 30, 2017 and 2016 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $723 and $531, respectively, assuming that all other variables remained constant.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000 (as such amount is indexed for inflation every 5 years by the U.S. Securities and Exchange Commission, or SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the U.S Securities Act of 1933; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, Manitoba, Nova Scotia and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of our annual audited consolidated financial statements for the year ended December 31, 2016 and note 2 of our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2017.

Accounting Policies

Our significant accounting policies are outlined in our annual audited consolidated financial statements for the year ended December 31, 2016. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016.

New standards, amendments and interpretations adopted during 2017

IAS 7, Statement of Cash Flows

In February 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows, or IAS 7 which requires entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this amendment had no impact on our unaudited interim condensed consolidated financial statements.

New standards and interpretations not yet effective

IFRS 9, Financial Instruments

In October 2010 the IASB published amendments to IFRS 9 Financial Instruments, or IFRS 9 which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. We believe that the adoption of this standard will not have a material impact on the unaudited interim condensed consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers, or IFRS 15 which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. We believe that the adoption of this standard will not have a material impact on the unaudited interim condensed consolidated financial statements.

IFRS 16, Leases

In January 2016 the IASB issued IFRS 16 Leases, or IFRS 16, its new leases standard that requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019 with limited early application permitted. We have not yet determined the impact of this standard on the unaudited interim condensed consolidated financial statements.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our unaudited interim condensed consolidated financial statements.

RISK FACTORS

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital

We expect to incur future losses and we may never become profitable.

We have incurred losses of $34,430, $31,733 and $14,734 for the nine months ended September 30, 2017 and for the years ended December 31, 2016, and 2015, respectively, and expect to incur an operating loss for the year ending December 31, 2017. We have an accumulated deficit since inception through September 30, 2017 of $131,453. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of SIRPαFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders’ equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to approval of the U.S. Food and Drug Administration, or FDA, in the U.S. and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing cash and cash equivalents and marketable securities at September 30, 2017 of $64,297 will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our long term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully develop our product candidates, obtain regulatory approval, and commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are all denominated both in Canadian and U.S. dollars. Also, a significant portion of our expenditures are in U.S. dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and Our Industry

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced Phase I trials for SIRPαFc, we have not yet completed a Phase I clinical trial or subsequent required clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results.

We acquired several preclinical and discovery research programs in our acquisition of Fluorinov, including certain assets relating to the treatment of CNS disorders. While we conducted extensive due diligence before making this acquisition, our assessment of the Fluorinov technologies may not be accurate. Therefore, our expectations about whether various clinical and regulatory milestones with an existing Fluorinov compound or development of a future program on the Fluorinov development platform will be achieved may not be borne out fully or at all. We have made a commitment to use commercially reasonable efforts to monetize the Fluorinov CNS assets and, if successful, to share the net proceeds with the Fluorinov vendors. As this is not our core competency, our efforts to monetize these assets or any other Fluorinov assets may not be successful. We can make no assurances that toxicology, or other preclinical, studies will yield results that will allow us to proceed with clinical trials in humans.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

We rely and will continue to rely on third parties to plan, conduct and monitor our preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations, or CMOs to manufacture our product candidates for larger preclinical studies and clinical trials. We produce small quantities of our product candidates at bench scale in our laboratory facilities for use in smaller preclinical studies. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug substance for our Phase I clinical trials. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our Phase I clinical trials and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced was only recently established and does not support commercial manufacturing, it has not yet been inspected by the FDA. Any manufacturing failures or delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers for SIRPαFc drug substance production in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
•	patients failing to enroll or remain in our trials at the rate we expect;
•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our CMOs to comply with cGMP requirements;
•	any changes to our manufacturing process that may be necessary or desired;
•	delays or failure to obtain clinical supply from CMOs of our products necessary to conduct clinical trials;
•	product candidates demonstrating a lack of safety or efficacy during clinical trials;
•	patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
•	competing clinical trials and scheduling conflicts with participating clinicians;

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

•	clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
•	failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
•	inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
•	one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed in a timely manner, or at all.

Prior to commencing clinical trials in the United States for any of our product candidates, we may be required to have an allowed IND for each product candidate and to file additional INDs prior to initiating any additional clinical trials for SIRPαFc. We believe that the data from previous preclinical studies will support the filing of additional INDs, to enable us to undertake additional clinical studies as we have planned. However, submission of an IND may not result in the FDA allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs and commence clinical programs will significantly limit our opportunity to generate revenue.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

•	size and nature of the patient population;
•	eligibility and exclusion criteria for the trial;
•	design of the study protocol;
•	competition with other companies for clinical sites or patients;
•	the perceived risks and benefits of the product candidate under study;
•	the patient referral practices of physicians; and
•	the number, availability, location and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

We may develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We have not begun to develop companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC, and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favorable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

•	disagreement with the design or implementation of our clinical trials;
•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for approval;
•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•

the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologic license application, or BLA, or other submission to obtain regulatory approval;

•	deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom we contract for clinical and commercial supplies to pass a pre-approval inspection; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPαFc is in direct competition with CD47 blocking antibodies from Forty Seven Inc., Celgene Corporation, Novimmune SA and others.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

•	the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;
•	our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;
•	the time it takes for our product candidates to complete clinical development and receive marketing approval;
•	our ability to obtain required regulatory approvals;
•	our ability to commercialize any of our product candidates that receive regulatory approval;
•	our ability to establish, maintain and protect intellectual property rights related to our product candidates; and
•	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the differentiated nature and potential for best-in-class product development programs and discovery research capabilities of Fluorinov. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our product candidates and may be more effective or less costly than our product candidates. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of our product candidates, including our ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact our ability to generate future product development programs with improved pharmacological properties using Fluorinov technology.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Dr. Niclas Stiernholm, our President and Chief Executive Officer, or other key members of our staff, including Dr. Robert Uger, our Chief Scientific Officer, Dr. Eric Sievers, our Chief Medical Officer, James Parsons, our Chief Financial Officer, Dr. Penka Petrova, our Chief Development Officer, or Dr. Malik Slassi, our Senior Vice President, Discovery Research could harm us. We have employment agreements with Drs. Stiernholm, Uger, Sievers, Petrova and Slassi and Mr. Parsons, although such employment agreements do not guarantee their retention. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

The failure to fully realize the benefits of our acquisition of Fluorinov may adversely affect our future results.

In January 2016, we acquired all of the outstanding capital stock of Fluorinov, a small molecule medicinal chemistry company with preclinical oncology assets and a potential discovery platform. The success of our acquisition of Fluorinov will depend, in part, on our ability to fully realize the anticipated benefits from combining our business with Fluorinov’s business. However, to realize these anticipated benefits, we must continue the research and development activities previously undertaken by Fluorinov as a stand-alone company. If we are unable to achieve these objectives, the anticipated benefits of our acquisition of Fluorinov may not be realized fully or at all or may take longer to realize than expected.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

•	substantial cash expenditures;
•	technology development risks;
•	potentially dilutive issuances of equity securities;
•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;
•	difficulties in assimilating the operations of the acquired companies;
•	potential disputes regarding contingent consideration;
•	diverting our management’s attention away from other business concerns;
•	entering markets in which we have limited or no direct experience; and
•	potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations, and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10,000. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

If we are unable to maintain product liability insurance required by our third parties, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We control two patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also recently filed for patent protection covering eight additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc.

More recently, we acquired the patent portfolio of Fluorinov, which embraces patent filings that cover twelve different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily methods of medical use but not compositions of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products, to conduct our existing research and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our pending patent applications or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties. A European patent granted to UHN and licensed exclusively to us was withdrawn as a result of an opposition proceeding. We maintain several alternative strategies to protect rights covered by this use patent that we intend to pursue.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with UHN and HSC under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay certain royalties and sublicensing revenue to UHN and HSC. These licenses require that we pay development milestone payments, regulatory milestone payments, royalties on net sales, and sublicensing revenues, as well as annual maintenance fees.

We have also entered into agreements allowing us to manufacture SIRPαFc using Catalent’s proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our key products; and/or
•	the enforceability, validity, or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;
•	encounter significant delays in bringing our key products to market; and/or
•	be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the nine months ended September 30, 2017, our common shares traded on the TSX at a high of $9.30 and a low of $5.26 per share. In the year ended December 31, 2016, our common shares traded on the TSX at a high of $23.48 and a low of $7.12 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our shares.

We may issue additional common shares to the former shareholders of Fluorinov as a result of our satisfaction of certain milestones, resulting in share ownership dilution.

Under the terms of our agreements with Fluorinov and its former shareholders, at our discretion up to 50% of any future contingent payments can be satisfied through the issuance of our common shares, provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares, which amount represented 19.99% of the outstanding common shares at the time of execution of the acquisition, unless shareholder approval has first been obtained.

Issuing additional common shares to the former shareholders of Fluorinov in satisfaction of contingent consideration dilutes the ownership interests of holders of our common shares on the dates of such issuances. If we are unable to realize the strategic, operational and financial benefits anticipated from our acquisition of Fluorinov, our shareholders may experience dilution of their ownership interests in our company upon any such future issuances of our common shares without receiving any commensurate benefit.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See the information in the section of this MD&A entitled “Description of Share Capital” for details of our outstanding securities convertible into common shares. Subject to receipt of any required regulatory approvals, subscribers of the December 2013 private placement who purchased a minimum of 10% of the securities sold under the offering received rights to purchase our securities in future financings to enable each such shareholder to maintain their percentage holding in our common shares for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis. Shareholders who do not have this future financing participation right may be disadvantaged in participating in such financings.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We are likely a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe we were classified as a PFIC during the tax years ended December 31, 2016 and 2015, and based on current business plans and financial expectations, we expect that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a U.S. shareholder’s holding period of our common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or QEF Election, or a “mark-to-market” election with respect to our shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s adjusted tax basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of the Province of Ontario, Canada. Several of our directors and officers, and several of the experts are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or “blue sky” laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a United States domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

TRILLIUM THERAPEUTICS INC.

Management’s Discussion and Analysis

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have implemented a system of internal controls that we believe adequately protects our assets and is appropriate for the nature of our business and the size of our operations. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our assets are safeguarded.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

There were no changes in our internal control over financial reporting that occurred during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As at September 30, 2017, we have assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

ADDITIONAL INFORMATION

Additional information regarding our company can be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.